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Exhibit 21.1

Subsidiaries of Maxwell Technologies, Inc.

ENTITY	STATE/COUNTRY OF INCORPORATION
Maxwell Technologies Systems Division, Inc.	California
PurePulse Technologies, Inc.	Delaware
Maxwell Electronic Components Group, Inc.	California
I-Bus/Phoenix, Inc.	California
* MML Acquisition Corp.	Delaware
*I-Bus/Phoenix	(UK) Ltd. United Kingdom
*I-Bus (UK) Ltd.	United Kingdom
*Calphobytax, Ltd.	United Kingdom
*Portwell UK, Ltd.	United Kingdom
*I-Bus Manufacturing, Ltd.	United Kingdom
* Graphic Vision, Ltd.	United Kingdom
* Tri-Map Ltd.	United Kingdom
*I-Bus/Phoenix France SA	France
*I-Bus/Phoenix GmbH	Germany
*
Indirect Subsidiary

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Subsidiaries of Maxwell Technologies, Inc.